

April 19, 2024

Kent G. Townsend
Chief Financial Officer
Capitol Federal Financial, Inc.
700 South Kansas Avenue
Topeka, Kansas 66603

> **Re: Capitol Federal Financial, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2023**
> **Response dated March 29, 2024**
> **File No. 001-34814**

Dear Kent G. Townsend:

We have reviewed your March 29, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 5, 2024 letter.

Form 10-K for the Fiscal Year Ended September 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Average Balance Sheets, page 42

1.   We have reviewed your response to comment 1. In regards to your non-GAAP measures excluding the impact of your leverage strategy, it is unclear as to how you concluded that this strategy does not represent a recurring activity. In addition, it is unclear how you concluded that this does not represent individually tailored accounting given that you are changing the recognition of income, expenses and average assets, under GAAP, for a subset of your interest earning assets and liabilities. Please further explain how you have determined that these do not represent recurring activities nor individually tailored accounting, or alternatively, remove the presentation of these non-GAAP measures from your future filings. Refer to Questions 100.01 and 100.04 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures

and Rule 100(b) of Regulation G.

Please contact Marc Thomas at 202-551-3452 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Finance